APPENDIX 2

02052083

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date: Aug. 30/02

By:* [signature]
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

Press Release / Material Change

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

   THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
   Suite 322, 4585 Canada Way
   Burnaby, BC V5G 4L6

   Telephone: (604) 294-8084
   Facsimile: (604) 294-8709

2. **Date Of Material Change**

   August 29, 2002

3. **Press Release**

   Date of Issuance: August 29, 2002
   Place of Issuance: Burnaby, British Columbia

4. **Summary Of Material Change**

   Mr. Ralph Proceviat announces the appointment of Mr. Darrell Taylor and Ms. Sherrill Cyr as Directors, replacing Messrs. Iain Barr and Rob Mudie who have resigned, as well as the resignation of Mr. Charles Moody, CEO.

5. **Full Description Of Material Change**

   See attached Schedule "A"

6. **Reliance on Section 85(2) of the Act**

   Not applicable

7. **Omitted Information**

   No significant facts remain confidential and no information has been omitted in this report.

8. **Senior Officers**

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change is as follows:

Name: Ralph Proceviat, President
Sherrill Cyr, Secretary

Bus. Tel: (604) 294-8084

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 30th day of August, 2002.

Sherrill Cyr, Corporate Secretary

Schedule "A"

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
TSX Trading Symbol: "THL:V"
OTC Bulletin Board Symbol: "THLL-F"

NEWS RELEASE

ThrillTime Announces the Appointment of New Directors and Management Changes

Directors:	Ralph Proceviat	Sherrill Cyr	Darrel Taylor

August 29, 2002

Ralph Proceviat, President of ThrillTime Entertainment International, Inc. (the "Company") is pleased to announce the appointment of Mr. Darrel Taylor and Ms. Sherrill Cyr to the Board of Directors. "As we position ourselves for growth and set a new direction for the Company, we are pleased to have the experience and talent that each board member brings to the table" stated Ralph Proceviat.

Mr. Darrel Taylor joins the Board of Directors bringing a wealth of experience and knowledge gained in over 28 years in the materials handling industry. Mr. Taylor is President of Attica Equipment Ltd., specialists in providing heavy duty equipment such as forklift trucks, container handlers and log handling equipment to the industries of Western Canada, as well as servicing the golf cart industry in BC. He is also President of Canport Industries Ltd., specialists in heavy duty equipment leasing; and President of Mayfair Industrial Painting Ltd., providing paint services to the transportation equipment and movie industry in Western Canada.

Ms. Sherrill Cyr has been with the Company since 1994 and has been the Corporate Secretary since 1995. Sherrill was a member of the Board of Directors from November 1999 to April 2002. After taking a short break, she has decided to accept a re-appointment.

Messrs. Iain Barr and Robert Mudie have resigned from the Board of Directors due to other business commitments. We thank them for their past service and support.

With a renewed focus on providing a higher level of support and service to our valued customers and a need to cut costs associated with operating from multiple locations, the U.S. operations and customer care functions for both Skycoaster, Inc. and Superstar Dragster, Inc. are now being handled out of our new facilities located in Layton, Utah. As members of the senior management team, Val Potter, Director of Sales and Marketing and Mike Gutknecht, Director of Operations and Product Development, will be heading up the team at the Layton office. Corporate Finance and Administration continues to be handled out of the Burnaby, Canada offices.

As part of the restructuring taking place within the ThrillTime group of companies, Charles "Bo" Moody will be resigning as CEO on August 31, 2002. Mr. Moody has agreed to make his services available to the Company on a consulting basis, as needed, while he continues to pursue other opportunities. We want to thank Bo for his past efforts and wish him success in his future endeavors.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park "thrill rides" including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Per: "Ralph Proceviat"

Ralph Proceviat, President

Company:
THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
#322 - 4585 Canada Way, Burnaby, BC V5G 4L6
Tel: (604) 294-8084 Facsimile: (604) 294-8709 Toll Free: (800) 522-2449
Email: info@thrilltime.com Web site address: http://www.thrilltime.com